NOVAWEST

NovaWest Resources Inc.

News Release

For Immediate Release

FRONTLINE URANIUM PROJECT - QUEBEC

Vancouver, BC - Friday, December 7th 2007, 12:15p.m. PDT

Novawest Resources Inc. (TSXV – "NVE"; Frankfurt – "NWN"), and its Board of Directors are pleased to announce that the Company has submitted 40 surface samples from the 265 claim 31,088 acres (12,500 hectares) Centre Property. It is one of the four uranium properties which together combine to make up Novawest's 100% owned Frontline Uranium Property Assemblage situated in Quebec, Canada. The Center Property is covered by a network of logging roads which provide access throughout the Center Property.

Once all of the results of this first phase of sampling have been received and assessed by Novawest's geological team a news release will be issued. Novawest's exploration team has been carrying out research and prospecting on the project for a number of weeks.

The four properties which currently make up the Frontline Uranium Project are ideally situated in geology very prospective for Uranium and occur over a 200km strike length parallel to the Grenville Front. Evaluations are continuing on the other three properties making up the Frontline Assemblage. News releases on the other three properties will be made separately as warranted.

Novawest's research recognized a 1977 Geological Survey of Canada ("GSC") lake sediment sample with the area's highest anomalous uranium content occurring in what has became the middle of Novawest's Center Property. Field work has shown the area near the uranium anomaly was overburden covered with nil outcrop exposure. A broader search was undertaken and Novawest prospectors discovered numerous uraniferous pegmatite outcrops near the margin of the Boisvert Pluton within 3 to 6 kilometres of the GSC lake sediment uranium anomaly.

Further research showed that in 1984, Cameco, the major Canadian uranium producer, staked claims in the immediate area now held by Novawest. Cameco did not release results of their uranium exploration but their claims were maintained for over 22 years in Cameco's name until May of this year. A quick review of the assessment files showed Soquem Inc. had at one point optioned the claims to search for gold mineralization. Approximately 61 holes (10km) have been drilled on the former Cameco claims between 1953 and 1996.

Anomalous, (>50ppm eU) uranium contents have been measured in the field by Novawest's prospectors utilizing a SAIC Exploration GR-135G spectrometer. High uranium readings are closely associated with magnetite concentrations that exhibit anomalous magnetic susceptibility. Magnetic and radiometric geophysical surveys are therefore considered directly applicable in forthcoming exploration programs.

A recent report released by the Quebec government identified 2 areas within an adjacent Pluton with porphyry mineralization (hydrothermal) potential. Both of these targets are also part of Novawest's Center Property.

A recent report released by the Quebec government identified 2 areas within the adjacent Obatagamau Pluton with porphyry mineralization (i.e. IOCG) potential. Both these targets are now protected by NVE claim cells. Further work will be needed to determine the validity of their recommendation.

The Qualified Person ("QP") for the purposes of this news release is Dr. Christian G. Derosier M.Sc., D.Sc., Geology.

Novawest invites the public to visit its website at http://www.Novawest.com or e-mail us at Novawest@Novawest.com to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – President

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

S.E.C.Exemption12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed

Suite 1600, The Bower Building, 543 Granville Street, *Vancouver, British Columbia* Canada V6C 1X8
Tel: 604-683-8990 • Toll Free: 1-800-663-8990 • Fax: 604-683-8903 • *www.novawest.com* • novawest@novawest.com

NovaWest Resources Inc.

News Release

For Immediate Release

Final Prospectus Filed Regarding Spin-Off of Pro Minerals Inc. and IPO

SUPPL

Vancouver, Tuesday November 27th 2007, 10:30AM PT

Novawest Resources Inc.'s (TSXV – "NVE"; Frankfurt – "NWN") President Patrick D. O'Brien is pleased to announce that Novawest's wholly-owned subsidiary, Pro Minerals Inc. ("Pro Minerals"), has filed its final prospectus (the "Final Prospectus") on SEDAR. The Pro Minerals Initial Public Offering (IPO) is now cleared in British Columbia, Alberta, and Ontario.

The filing of the Final Prospectus by Pro Minerals is in connection with the previously announced Plan of Arrangement whereby Novawest will spin off six of its Ontario properties into Pro Minerals. Pro Minerals has applied to be listed on the TSX Venture Exchange (the "Exchange").

On the effective date (the "Effective Date") of the Plan of Arrangement, which date will be contemporaneous with the closing date of the IPO of Pro Minerals, Novawest will distribute one common share of Pro Minerals for every five Novawest shares held by Novawest shareholders and Pro Minerals will distribute one common share purchase warrant of Pro Minerals for every five Novawest warrants held by Novawest warrantholders. As per the requirements of the Exchange and the B.C. Securities Commission, these "spin-off" shares will be subject to a four month hold period.
In other business, Novawest wishes to advise that the shares which were issued pursuant to the private placement which was announced in the Company's November 5, 2007 News Release, are subject to a hold period which expires March 10, 2008. All of the aforementioned is subject to the approval of the TSX Venture Exchange.

The Exchange has not approved nor disapproved the contents of this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – President

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

S.E.C.Exemption12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed

Suite 1000, The Marine Building, 355 Burrard Street, **Vancouver, British Columbia** Canada V6C 2G8
Tel: 604-683-8990 • Toll-Free: 1-800-663-8990 • Fax: 604-683-8903 • **www.novawest.com** • novawest@novawest.com

END